EXHIBIT 21

BIGLARI HOLDINGS INC.

Subsidiaries	State of Incorporation or Organization
Austins of Omaha, Inc.	Nebraska
Biglari Capital Corp.	Delaware
Consolidated Specialty Restaurants, Inc.	Indiana
Mustang Capital Advisors, L.P.	Texas
Mustang Capital Management, L.L.C.	Texas
Mustang Capital Partners I, L.P.	Texas
Mustang Capital Partners II, L.P.	Texas
SNS Investment Company	Indiana
Steak n Shake, LLC	Indiana
Steak n Shake Enterprises, Inc.	Indiana
Steak n Shake of Tallahassee LLC	Indiana
Steak n Shake Operations, Inc.	Indiana
The Lion Fund, L.P.	Delaware
The Western Sizzlin Stores of Little Rock, Inc.	Arkansas
The Western Sizzlin Stores, Inc.	Tennessee
TLF Realty, L.L.C.	Texas
Western Acquisitions, L.P.	Delaware
Western Investments, Inc.	Delaware
Western Mustang Holdings, LLC	Delaware
Western Properties, Inc.	Delaware
Western Real Estate, L.P.	Delaware
Western Sizzlin Corporation	Delaware
Western Sizzlin Franchise Corporation	Delaware